Exhibit 99.2

Board of Directors Report Regarding the State of the Company’s Affairs

For the Period Ending September 30 2015

We hereby submit the report of the Board of Directors of Kitov Pharmaceutical Holdings Ltd. Ltd. (hereinafter: “the Company”) for the nine-month period ending September 30 2015 in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970 (hereinafter: the " Report Period"). The scope of this report is limited and has been prepared under the assumption that the reader has a copy Board of Directors’ Report on the State of the Company’s Affairs for December 31 2014 attached to the Company’s December 31 2014 Periodic Report reported by the Company on March 18 2015 (reference number: 015-01-054613), presented in this report by way of references (hereinafter: “the Periodic Report”).

The Company is a small corporation as this term is defined in Section 5c of the Securities Regulations (Periodic and Immediate Reports), 1970 (hereinafter: “the Reporting Regulations”). In its March 26, 2014 meeting, the Company Board of Directors decided to adopt all of the leniencies included in the Reporting Regulations, as detailed, inasmuch as they are (or may be) relevant to the Company (meaning cancellation of the obligation to publish an internal auditor’s report and a report of the auditing accountant on the Company's audit; raising the materiality threshold in the matter of including reports of value assessments to 20%; raising the threshold for adding reports of material consolidated companies to the interim statements to 40%; an exemption from the implementation of the provisions of the Second Addendum to the Regulations (details on exposure to market risks and their management). In its meeting in question, the Company Board of Directors decided to implement and adapt the reliefs starting from the Company’s 2013 Periodic Report.

Report of the Board of Directors, September 2015

Part One – Explanations of the Board of Directors for the State of the Corporation's Affairs, its Operating Results, its Equity and its Cash Flow

1.	General

1.1	The Company’s Activity

As of this Report, the Company engages in, via its subsidiary Kitov Pharmaceuticals Ltd. (hereinafter: “Kitov”), the research and development of combination drugs treating two clinical conditions simultaneously – pain deriving from osteoarthritis and reducing blood pressure. For details regarding Kitov and the Company’s activity see Section 1.4.2 of Part A of the Periodic Report (the Company and Kitov shall be referred to together as the “Group”).

1.2	Events in the Report Period

1.2.1	On February 25, 2015 Dexcel Ltd. (hereinafter: “Dexcel”) entered into an agreement with the Ichilov Medical Center in Tel Aviv (hereinafter: the “Hospital”) for a PK pilot study - an experiment designed to prove that the concentration of the KIT-302 drug in the subjects’ blood is equal to the concentration received when separately giving the components of two existing and approved drugs (Celecoxib and Amlodipine), which constitute the components of the KIT-300 drug (hereinafter: the “Pilot Test”), and submitted a request to the hospital ethical committee for the Pilot Test, on the basis of a clinical protocol agreed upon between Dexcel and the Company and submitted to the committee in question. On March 10, 2015, Dexcel informed the Company that the Ethics Committee of Ichilov Medical Center in Tel Aviv (the Helsinki Committee) had approved the Pilot Test, based on the above protocol. On March 31, 2015, the Company announced that it had completed recruiting its test subjects and had begun the pilot test. The trial was carried out on 15 healthy subjects (hereinafter: the “Subjects”) treated with two different prototypes of the drug's final formulation. Over the course of the trial, samples from the Subjects’ blood was taken after giving them each of the drug formulations, and after giving both existing drugs (Celecoxib and Amlodipine) separately, for comparison, over the course of a six-week period. The trials showed that the level of the drug in the blood, in both final formulations tested, met all of the goals of the test protocols, with one of the formulations presenting results almost identical to the components of the two existing drugs given separately, and will serve the Company for the continued clinical development of the KIT-302 drug. On June 10 2015, the Company announced that the Pilot Test had been completed successfully, and that the test goals had been achieved in full. On the basis of the very positive results received, the Company announced that it expects that the scope of the final PK study[1] and its total cost shall be significantly smaller than the original plan, an as a result the Company could save at least $400,000 US. For further details see the Company’s immediate reports from February 26, 2015 (reference number 2015-01-039202) March 10, 2015 (reference number 2015-10-047947), March 31, 2015 (reference number 2015-01-69022) and June 10, 2015 (reference number 2015-01-044781). The information appearing in the aforesaid immediate reports is included herein by reference.

1 In order to manufacture and market the end product, a final PK study must be conducted on 30 to 80 subjects before the NDA is submitted to the FDA.

Report of the Board of Directors, September 2015

The above information regarding the timetables described above and regarding the final PK study, its scope and cost, constitute forward-looking information as defined in the Securities Law, 1968, based on the information known by the Company on that date as well as on estimates and projections, the realization of which depends among other things on factors not under the Group's control, including the state of the market in which the Company is active, the state of global markets and so on, which may have a material impact on the Company.

1.2.2	On March 18, 2015 the Company Board of Directors decided to act to publish a shelf offering report in which the Company will offer to the public, in a uniform offer, ordinary shares and/or options for the purchase of ordinary shares of the Company for consideration (gross) of up to NIS 7 to 9 million. For further details see the Company's March 19, 2015 Immediate Report (reference number 2015-01-054904). The information appearing in this immediate report is incorporated herein by reference. On March 21, 2015 the Company Board of Directors decided that inasmuch as the Company raises a sum of at least 7 million NIS[2], within the framework of the shelf offering report, the Company would not publish an additional shelf offering report by way of a uniform offer for the issue of the Company’s securities to the public, according to the Company's shelf prospectus, until the publication of the interim results of the Company’s Phase II clinical trials. For further details see the Company’s immediate report dated March 22, 2015 (ref. 2015-01-056464). That stated in this report is incorporated herein by way of reference. Following the above noted Board meeting, on March 25, 2015 the Company published a shelf offering report for the public offering of the Company’s securities. The Company set a minimum sum of NIS 7 million (net) to be raised in this offering (hereinafter: “the Minimal Sum”). As the value of the offers submitted was lower than the Minimal Sum, the offering was cancelled and no money was charged from the ordering parties. For further details see the Company's immediate reports from March 25, 2015 (reference number 2015-01-060625) and March 26, 2015 (reference Number 2015-01-061933). The information appearing in these immediate reports is incorporated herein by way of reference.

2 After deducting payments to distributors, for concentrating the offering and for other direct costs connected to the offering, inasmuch as such exist.

Report of the Board of Directors, September 2015

1.2.3	The balance of the shareholders’ loan provided by Kitov managers was redeemed on March 23, 2015. For further details see Section 1.17.1.6 of the Periodic Report.

1.2.4	On March 29, 2015 the Company Board of Directors adopted an additional resolution that inasmuch as the Company raises a sum of at least 7 million NIS[3], within the framework of the March 30, 2015 shelf offering report, the Company would not publish a shelf offering report by way of a uniform offer for the issue of the Company’s securities to the public, according to the Company's shelf prospectus, until the publication of the interim results of the Company’s Phase II clinical trials. Following the above Company Board meeting, on March 30, 2015 the Company published a shelf offering report for the public offering of the Company’s securities. According to the tender results, 6,388 units were allocated including 6,388,000 regular Company shares, 24,913,200 options (Series 2) and 3,194,000 options (Series 3). The total immediate gross proceeds received at the Company for the offering is 8,304,400 NIS. For further details see the Company's immediate reports from March 30, 2015 (reference number 2015-01-066505) and March 30, 2015 (reference Number 2015-01-067609). The information appearing in these immediate reports is incorporated herein by way of reference. Following the successful completion of the offering and further to the aforesaid decision of Company’s Board, the Company’s obligation came into effect. For details see the Company’s immediate report dated March 31, 2015 (ref. 2015-01-068212). The information appearing in this immediate report is incorporated herein by way of reference.

3 After deducting payments to distributors, coordinators of the offering and for other direct costs connected to the offering, inasmuch as such exist.

Report of the Board of Directors, September 2015

1.2.5	On April 12, 2015 the Company announced the final exercise date of the Company options (Series 3), which will fall on April 30, 2015. The Company announced the expiry of the options (Series 3) on April 30, 2015. For further details see the Company’s immediate reports from April 1, 2015 (reference number 2015-01-077068) and April 30 2015 (reference no. 2015-01009216). The information appearing in these immediate reports is incorporated herein by way of reference.

1.2.6	On April 13, 2015 Dexcel informed the Company that following its passing the first milestone[4], Dexcel had also passed the second milestone set in the agreement, according to which the drug’s formative development had been completed and two prototypes had been selected, regarding which the stability test had been completed, while meeting the timetables set in the agreement. According to the terms of the agreement, passing the second milestone creates a right for the Company to receive payment from Dexcel for the first right to negotiate for the manufacture and marketing of KIT-302 and establishes a right for Dexcel to receive additional consideration and the allocation of ordinary shares of the Company in return for services provided by Dexcel, as follows: (a) the Company shall receive a cash payment from Dexcel in the sum of $250,000 US; and (b) the Company shall pay Dexcel a cash sum equal to $500,000 US and consideration in Company shares worth $500,000 US, according to a price of 3.359 NIS per share. On April 26, 2015 the Company published a private placement report in accordance with the agreement, and on May 14, 2015 the Company allocated 597,511 ordinary shares of the Company each with no par value to Dexcel. For further details see the Company’s immediate reports from April 13, 2015 (reference number 2015-01-077461), April 26, 2015 (reference number 2015-01-005901) and May 16, 2015 (reference no. 2015-01-020178). The information appearing in these immediate reports is incorporated herein by way of reference.

4 For details see the Company’s immediate report dated October 22, 2014 (ref. 2014-01-179040). The information appearing in this immediate report is incorporated herein by way of reference.

Report of the Board of Directors, September 2015

1.2.7	On May 16, 2015 the Company reported that following the issuance of shares to Dexcel as per 1.2.6 above, Dexcel commenced being a significant shareholder of the Company.

1.2.8	On May 14, 2015, the Company allocated, in a private placement, 44,786 options for the purchase of 44,786 regular shares with no par value to Company service providers. For further details see the Company’s immediate reports from April 1, 2015 (reference number 2015-01-035440) and May 16, 2015 (reference no. 2015-010-020178). The information appearing in these immediate reports is incorporated herein by way of reference.

1.2.9	On June 21, 2015 the Company announced that it intended to act to extend the final date for exercising the options (Series 2) to March 1, 2016. On July 13, 2015 the Company submitted a motion before the Tel Aviv District Court to convene separate general meetings of (a) holders of Company options (Series 2) and (b) all Company shareholders, to approve an arrangement, in accordance with Section 350 of the Companies Law, with holders of Company options (Series 2) on the extension of the exercise periods of the options (Series 2) until March 1, 2016. On July 13, 2015 the Hon. Court ruled to seek the responses of the Securities Authority and of the official receiver to the motion. On July 16, 25015, the Court approved, after receiving the response of the Securities Authority and the official receiver, the convening of the requested meetings. The Company summoned these meetings on July 19, 2015. On August 16, 2015 the meetings approved the extension of the options’ (Series 2) exercise periods as requested. On August 18, 2015, following the approval of these meetings, the Company submitted a court motion to approve the arrangement, and time was set for objections. On August 25, 2015 the Company announced that the final day of trade for the Series 2 options would be August 30 2015[5]. On August 30, 2015 TASE announced that in light of the fact that no court ruling had yet been received on the Company's motion to extend the final exercise date of the options (Series 2), and due to the lack of clarity regarding the final exercise date, the options (Series 2) would no longer be traded starting August 30, 2015. On August 30, 2015, in light of the passing of the objection period without any objections being filed, the Company submitted a court motion for the final approval of the arrangement. On August 30, 2015 the court approved the extension of the options’ (Series 2) exercise period to March 1, 2016 as requested. For further details see the Company’s immediate reports from June 21, 2015 (reference number 2015-01-052173), July 13, 2015 (reference number 2015-01-071292), July 13, 2015 (reference number 2015-01-071295), July 16, 2015 (reference number 2015-01-175078), July 19, 2015 (reference number 2015-01-076269), July 19, 2015 (reference number 2015-01-076275), July 22, 2015 (reference number 2015-01-079569), August 16, 2015 (reference number 2015-01-097173), August 16, 2015 (reference number 2015-01-097182), August 19, 2015 (reference number 2015-01-099720), August 25, 2015 (reference number 2015-01-105063), August 27, 2015, August 30, 2015 (reference number 2015-01-108177) and August 30, 2015 (reference number 2015-01-108483). The information appearing in these immediate reports is incorporated herein by way of reference.

5 On August 11, 2015 the Company announced the final exercise date of the options (Series 2), taking into account the fact that the Company is acting to extend the exercise period of the options (Series 2) as noted above. For further details see the Company’s immediate report dated August 11, 2015 (ref. 2015-01-094632). The information appearing in this immediate report is incorporated herein by way of reference.

Report of the Board of Directors, September 2015

1.2.10	Company options (Series 1) expired on June 30, 2015. As of that date, 4,571 options (Series 1) had been exercised. For further details see the Company’s immediate reports from June 11, 2015 (reference number 2015-01-045735), June 17, 2015 (reference number 2015-01-050442), June 18, 2015 (reference number 2015-01-051924), June 30, 2015 (reference number 2015-01-060339) and June 30, 2015 (reference number 2015-01-061452). The information appearing in these immediate reports is incorporated herein by way of reference.

1.2.11	On July 1, 2015 the Company announced that following the completion of the Pilot Test, the Company had received the FDA’s remarks on issues connected to the process of developing the prototype for the final formulation of KIT-302, in preparation for entering the production stage of the final batches of the drug via Dexcel. In its letter, the FDA approve the planned work outline, including the motion to shorten the amount of time needed to test the stability of the final batches of the drug, so that the Company would be able to submit an NDA (request to approve the marketing of a new drug) regarding the drug after eight months of stability tests only, in lieu of the accepted amount of time in similar requests, which as of this date is twelve months. For further details see the Company’s immediate report dated July 1, 2015 (reference number 2015-01-061902). The information appearing in this immediate report is incorporated herein by way of reference.

Report of the Board of Directors, September 2015

1.2.12	On July 8, 2015 the Company announced that it was replacing the Bank Leumi L’Israel Ltd. Registration Company with the Bank Mizrachi Tefahot Registration Company Ltd. For further details see the Company’s immediate report dated July 8, 2015 (reference number 2015-01-068175). The information appearing in this immediate report is incorporated herein by way of reference.

1.2.13	On July 13, 2015 the Company announced that the FDA had issued a notice instruction to update the wording of the safety instructions appearing on NSAID prescription medicine (steroid-free anti-inflammatory drugs) (hereinafter: “the Safety Instructions”) as well as regarding the addition of safety instructions of this sort to NSAID drugs sold over the counter. The purpose of the update is to reinforce the existing safety instructions and expand the scope of safety instructions to include over the counter NSAID drugs, in order to further emphasize the fact that use of NSAID drugs may increase the risk of heart attacks and strokes, even in short-term use. This update emphasizes the FDA’s concerns regarding the risks involved in the use of NSAID drugs and the desire to bring this concern to the attention of users. The KIT-302 drug developed by the Company, is based on two existing drugs that have been approved for use (Celecoxib, an NSAID-type drug, and Amlodipine). As part of the Special Protocol Assessment (SPA) the Company signed with the FDA, the FDA confirmed that in addition to the safety instructions required for NSAID drugs, the drug label shall note that the drug helps reduce blood pressure, and reduces the chance of heart attacks, strokes and other cardiovascular incidents. In light of the above, to the best of the Company's knowledge, if the drug is approved for marketing, the drug might be the only drug on the market containing NSAID featuring an instruction label expressly emphasizing that the drug also helps reduce blood pressure, thus reducing the risk of heart attacks, strokes and other cardiovascular incidents. In the Company’s opinion, the instructions on the drug label, coming in addition to the safety instructions, could serve as significant positive reinforcement to the drug’s future competitive advantage in the market vs. other NSAID drugs, which feature the safety instructions only. For further details see the Company’s immediate report dated July 13, 2015 (reference number 2015-01-071781). The information appearing in this immediate report is incorporated herein by way of reference.

Report of the Board of Directors, September 2015

The above information regarding the safety instructions, the updated drug label approved by the FDA, the fact that the drug will be the only one on the market expected to bear this label and the Group’s forecast regarding the drug's competitive advantage and the positive impact of the update on the drug, constitute forward-looking information as defined in the Securities Law, 1968, based on the information known by the Group as of this report date as well as on estimates and projections, the realization of which depends among other things on factors not under the Group's control, including future FDA decisions, the state of the market in which the Company is active, the state of global markets and so on, which may have a material impact on the Group.

1.2.14	On August 13, 2015 the Company reported that it intended to act to register the Company’s securities on a primary U.S. stock exchange, by issuing ADR certificates in a Level III ADR offering[6] (hereinafter: the “US Registration”). In order to finance the expenses involved in the US Registration, the Company entered into a number of loan agreements with different lenders (hereinafter: the “Lenders” and the “Loan Agreement”, respectively) according to which the lenders will provide $430,000 US (hereinafter: the “Principal”) until the earlier of the following: (a) completion of registration in the United States (hereinafter: “US Proposal”); or (b) completion of a public offering of the Company’s securities on the Tel Aviv Stock Exchange (hereinafter: “Israel Proposal”) or (c) December 31, 2015. The Company shall have the right to demand that the lenders provide an additional $430,000 US (hereinafter: the “Additional Principal Sum”; the Principal and the Additional Principal Sum shall hereinafter be referred to together as the “Principal Sum”). The Principal Sum shall bear no interest and shall not be linked to the CPI, however, on the loan repayment date the Company shall pay each lender an additional fixed sum calculated as follows: (a) inasmuch as the Company completes the US Offer, the Principal Sum shall be equal to 75% of the sum of the loan; (b) if the Company does not complete the US Offer, and completes the Israel Offer, the Principal Sum shall be equal to 66.6% of the sum of the loan (hereinafter: “Additional Fixed Sum” and along with the Principal Sum, hereinafter: the “Loan Sum”). The Company shall redeem the loan, unless it had been converted or redeemed earlier, within five business days of the earlier of (a) completion of the US Offer; or (b) completion of the Israel offer; or (c) December 31, 2015, as follows: (1) inasmuch as there is a US Offer or an Israel Offer, and the lender made an offer in the US Offer (hereinafter: “US Order”) or in the Israel Offer (hereinafter: “Israel Order”), at a sum equal or higher than the Loan Sum and the Loan Sum has yet to be repaid, the Loan Sum shall be repaid by the Company; (2) inasmuch as there is a US Offer or an Israel Offer and the lender had not made a US Order or an Israel Order or mad made a US Order or an Israel Order at a sum lower than the Loan Sum: (a) the Company shall repay the sum of the USD Order or the sum of the Israel Order, as the case may be; (b) regarding the balance of Loan Sum (less the sum of the USD Order or the sum of the Israel Order, as the case may be, and less the relevant additional determining sum), the Company can, at its sole discretion: (1) redeem this sum; or (2) within 45 days convert this sum to ordinary shares of the Company with no par value (hereinafter: the “Conversion Shares”) at a price per share determined below (hereinafter: the “Conversion Price”): (a) in the US Offer the Conversion Price shall be equal to the closing price of the US Offer; (b) in the Israel Offer: (i) inasmuch as the sum raised by the Company from third parties (other than the lenders) is equal or higher than one million dollars US the Conversion Price shall be equal to the closing price of the Company’s share in the offer in question; (ii) inasmuch as the sum raised by the Company from third parties (other than the lenders) is lower than one million dollars US, the conversion price shall be equal to 60% of the weighted average of the Company’s share on the stock exchange in the ten days prior to closing the Israel Offer. (3) If the Company had not completed a US Offer or an Israel Offer by December 31, 2015, the Company shall repay a sum equal to 125% of the principal sum as the final and absolute redemption of the loan.

6 For further details see the Company’s immediate reports from October 8, 2013 (reference number 2013-01-160902), December 18, 2013 (reference number 2013-01-100489), August 18, 2014 (reference number 2014-01-136257), October 14, 2014 (reference number 2014-01-175692), November 13, 2014 (reference number 2014-01-195126) and November 20, 2014 (reference number 2014-010-200358). The information appearing in these immediate reports is incorporated herein by way of reference.

Report of the Board of Directors, September 2015

In addition to the above, on September 25, 2015 the Company issued to the lenders an aggregate sum of 1,720,000 options for the purchase of ordinary shares of the Company, as follows: (a) in consideration for the Principal, the Company shall provide the lenders 860,000 options to purchase 860,000 ordinary shares of the Company with no par value (hereinafter: the “Option”), (b) in return for the Company’s right to ask the lenders to provide the Additional Principal Sum, the Company shall allocate an additional 860,000 options to the lender for the purchase of 860,000 ordinary shares of the Company with no par value (hereinafter: the “Additional Options”), according to the relative portion of each lender, under terms identical to the terms of the Option. The Options and the Additional Options shall vest upon issue, shall be exercisable by their expiry date of August 31, 2016 and shall be subject to adjustments. The Options and the Additional Options shall be exercisable at a price of 1.80 NIS per option, reflecting a premium of 20% of the average price of the Company's share on the stock exchange in the 30 day period prior to the formulation of the terms of the transaction between the parties7. For further details on the location of the Options and the Additional Options see the Company’s immediate report dated September 25, 2015 (reference number 2015-01-125268). The information appearing in this immediate report is incorporated herein by way of reference.

The Company undertook toward the lenders that until the full redemption of the Principal Sum, the Company would not receive additional loans, with the exception of: (a) the Additional Principal Sum; (b) loans from related parties; or (c) loans according to the terms of which will serve the Company to repay the Principal Sum or any part thereof. The Company undertook that until the full redemption of the Principal provided the Company in practice, and the Additional Fixed Sum, inasmuch as it is relevant, the Company’s equity, as noted in the latest Financial Statements published by the Company (hereinafter: the “Financial Statements”) shall be no lower than minus US$500,000 (-$500,000). If the equity expressed in the Financial Statements in question is lower than this sum, each of the lenders shall have the option of informing the Company of the immediate repayment of the principal sum provided by that lender in practice, and the Additional Fixed Sum inasmuch as is is relevant, and which has yet to be repaid by the Company as of that date. This repayment shall be the sole remedy the lenders shall be entitled to in the case in question. For further details see the Company's immediate reports from August 13, 2015 (reference number 2015-01-095772) and September 15, 2015 (reference Number 2015-01-119583). The information appearing in these immediate reports is incorporated herein by way of reference.

7 Between July 19 and 20 2015

Report of the Board of Directors, September 2015

1.2.15	On September 24, 2015 in preparation for the completion of the patient recruitment process for the Company's Phase III trials (hereinafter: the “Trials”) on the KIT-302 drug (hereinafter: the “Drug”), the Company’s Board of Directors, after receiving the recommendation of the Audit Committee, appointed the members of the independent external committee – the Data Monitoring Committee (hereinafter: the “DMC”), which include an expert in the field of statistics as well as a professional in the Company’s areas of activity. For further details see the Company’s immediate report dated September 24, 2015 (reference number 2015-01-124764). The information appearing in this immediate report is incorporated herein by way of reference.

1.2.16	On September 28, 2015 the Company announced that on September 25, 2015 the Company had publically submitted to the U.S. Securities and Exchange Commission a document for registering the Company’s securities in the United States, which includes a draft prospectus regarding a possible public offering of these securities in the United States. For further details see the Company’s immediate report dated September 25, 2015 (reference number 2015-01-125436). The information appearing in this immediate report is incorporated herein by way of reference. For further details on an offering made by the Company in the United States see section 5.9 below.

1.3	Financial Statements – General

Upon completing the stock purchase agreement between the Company and its subsidiary Kitov on July 11, 2013, the Company’s operating currency was changed to the U.S. dollar. The decision to change the presentation currency derives from the implementation of an as pooling purchase method according to which the buyer for accounting purposes is Kitov, the operating currency according to which its financial statements were presented was always the USD. To this were added considerations based on the Drug’s main target market, the U.S. market, as well as the agreement signed with some of its subcontractors.

Report of the Board of Directors, September 2015

1.3.1	Financial Status

	As of September 30		As of December 31 2014	The Company’s Explanations
	2015	2014
	In Thousands of Dollars
Assets
Total assets	1,374	2,869	1,759	The balance of assets as of September 30, 2015 includes cash and cash equivalents totaling $981,000 remaining in its possession from offerings made by issuing securities to the public in accordance with a shelf prospectus on September 3, 2014 and March 30, 2015. A receivable balance of $387,000 of which a total of $363,000 is for VAT balances receivable, including a sum of $262,000 in VAT balances, are withheld for a VAT refund the Company demanded for issuing expenses, and the Company is acting to release them. A balance of fixed assets totaling $6,000 for equipment the Company purchased in the reported period.
Liabilities
Total Liabilities	1,409	1,407	986	The balance of liabilities as of September 30, 2015 includes a balance of supplies and service providers to the sum of $321,000. A balance of payables and credit balances to the sum of $286,000 that includes a commitment to workers and interested parties to the sum of $62,000 for the September 2015 payroll and expenses payable to the sum of $224,000. A balance for bridge loans and associated derivative instruments to the sum of $430,000 (for details see 1.2.14 below). A balance of $281,000 for derivative instruments – the Company’s commitment for Company options (Series 2) as well as a provision to long-term retirement compensation to the sum of $91,000.

Total Equity	(35)	*1,462	*773	The balance of the deficit in equity as of September 30, 2015 was $35,000, compared to $773,000 in equity as of December 31, 2014. The change in equity in the reported period largely derives as a result of an offering made by the Company in accordance with a prospectus from March 30 2015 to a total sum of $1,821,000 and a capital offering from a strategic cooperation agreement with Dexcel to the sum of $416,000 (for details see Section 4.1 below). Share-based payment to the sum of $57,000 and a decrease due to a loss for the period to the sum of $3,104,000.

* Equity as of December 31 2014 and September 30 2014 was decreased by $78,000 and $279,000, respectively, classified from receipts on account of options for liabilities due to derivative instruments.

Report of the Board of Directors, September 2015

1.3.2	Operating Results

	For the Nine-Month Period Ending September 30		For the Year Ending December 31 2014	The Company’s Explanations
	2015	2014
	In Thousands of Dollars
Research and development expenses	1,825	2,656	3,192	Research and development expenses in the reported period derive from the expenses of the KIT-302 Phase II clinical trials, which include expenses for producing the drug for the trials, managing, supervising and inspecting the test array, insurance and regulatory consultation and more. The decrease in the reported period compared to the corresponding period last year derives form an update performed by the Company to the accounting estimate according to which the Company recognized in its Financial Statements the expenses for the services Dexcel provides the Company. R&D expenses in connection with Dexcel amounted to a sum of $547,000 in the reported period compared to $1,327,000 in the corresponding period last year.
Administrative and General	1,161	931	1,269	The increase in administrative and general expenses in the reported period compared to the corresponding period last year, derives from changes in the employment and consulting agreements of Company management that occurred in September 2014 and a provision for retirement compensation for them, as well as from an increase in office expenses as a result of renting offices in Tel Aviv.
Other Expenses	-	720	720	Other expenses in the corresponding period last year, to the sum of $720,000 derive from payments to Haiku Capital for the merger agreement with the subsidiary.
Operating Loss	2,986	4,307	5,181
Financing Expenses, Net	118	146	71	The Company’s financing expenses in the reported period largely derive from $67,000 in exchange rate provisions and $51,000 in lender option allocation costs.
Loss for the Period	3,104	4,453	5,252

Report of the Board of Directors, September 2015

1.3.3	Liquidity and Financing Sources

	For the Six-Month Period Ending September 30		For the Year Ending December 31 2014	The Company’s Explanations
	2015	2014
Cash flows for current activity	(2,382)	(3,524)	(4,526)	Cash flows for current activity derive from the Company’s loss for the period, with adaptations for non-cash components.
Cash Flows for Investment Activities	6	-	-	The cash flows derive from the purchase of office furnishings and equipment.
Cash Flows Deriving from Financing Activity	2,107	5,833	5,822	The cash flows deriving from financing activity are mainly from offerings made in the reported period, the receipt of bridge loans offset by the repayment of shareholder loans in the reported period.

1.4	The Company’s Liabilities as of September 30, 2015

The Company has published a liabilities report. For further details see the Company’s immediate report published by the Company parallel to this publication.

Report of the Board of Directors, September 2015

Part Two – Market Risk Exposure and Management

2.	Report on Exposure and Market Risk and Management Thereof

2.1	The Party Responsible for Market Risk Management at the Company

In accordance with the decision by the Company Board of Directors from August 29, 2013, Mr. Simcha Rock, the Company’s CFO, is the person responsible for market risks at the Company, acting under the supervision of the Board of Directors.

2.2	Description of Market Risks

Currency Risks

The cash balance as of the Report Date is $981,000 US. The Company’s cash balances are in NIS, euros, pounds sterling and USD, and the agreements signed with suppliers and service providers are in various currencies such as euros, pounds sterling and dollars.

On August 26, 2014 the Company Board of Directors established an Investments Committee to be responsible for recommending to the Board of Directors on investment policy with excess liquidity, and which will test the Company's investment management of the Company’s cash reserves and discuss currency hedging for its liquid assets. The committee will be comprised of the following three Board members: Simcha Rock, Phillip Serlin and Moran Sherf-Blau. The Investments Committee convened on April 15, 2015 and its recommendations for purchasing foreign currency (USD, euros and pounds sterling) at sums suitable to the Company's projected cash flows for six months, were approved by the Company’s Board of Directors on April 19, 2015. The Company purchased foreign currency (USD, euros and pounds sterling) as detailed in 2.32.3 below.

Liquidity Risks

Liquidity risks derive from management of the Company’s working capital. Liquidity risk is the risk that the Company will have difficulty upholding obligations connected to financial liabilities.

In order to meet the projected responses and as the Company has no revenues in this reported period, in March 2015 the Company raised capital from the public on the Tel Aviv Securities Exchange and in November 2015 on the NASDAQ. For details see 1.2.7 above and 5.9 below.

Report of the Board of Directors, September 2015

2.3	The Corporation's Policy for Management of Market Risk

As of this report, the Company engaged with suppliers and subcontractors in agreements linked to the dollar, euro and pound. Therefore, the Company is exposed to changes in the exchange rates of the currencies according to which the agreements were made with the various subcontractors and suppliers. As a result, the Company performed currency protections for its liquid assets and in addition to the foreign currency reserves in its accounts on April 16, 2015, the Company converted 5,350,000 NIS to euros, dollars and pounds sterling.

On November 20, 2015, the Company’s securities offered in the United States offering commenced trading on the NASDAQ as detailed in 5.9 below. The offering closed on November 25, 2015. The Investment Committee shall convene and consider necessary hedging for its liquid assets.

2.4	Linkage Basis Report

Linkage Basis Report as of September 30, 2015 (in Thousands of Dollars)

Total	Non-Financial Balance	Unlined NIS	GBP	EUR	USD
	Assets
981	-	205	270	225	281	Cash and cash equivalents
387	-	387	-	-	-	Other receivables
6	6	-	-	-	-	Fixed assets
1,374	6	592	270	225	281	Total assets
	Liabilities
321	-	18	167	98	38	Trade payables
286	-	99	12	-	175	Other payables
430	-	-	-	-	430	Bridge loans and associated derivative instruments
281	281	-	-	-	-	Derivatives
91	-	91	-	-	-	Post-employment benefits
1,409	281	208	179	98	643	Total Liabilities
(35)	(275)	384	91	127	(362)	Net total

Report of the Board of Directors, September 2015

Linkage Basis Report as of December 31, 2014 (in Thousands of Dollars)

Total	Unlined NIS	GBP	EUR	USD
Assets
1,313	165	337	811	-	Cash and cash equivalents
446	428	-	18	-	Other receivables
1,759	593	337	829	-	Total assets
Liabilities
500	33	8	62	397	Trade payables
114	100	-	-	14	Other payables
294	-	-	-	294	Commitments to interested parties
908	133	8	62	705	Total Liabilities
851	460	329	767	(705)	Net total

2.5	Sensitivity Tests

Sensitivity to Changes in NIS Exchange Rate (in Thousands of Dollars)

As of the Report Date, there are NIS balances deriving from the following items:

	Changes in Fair Value		Fair Value	Changes in Fair Value
	10%	5%		-5%	-10%
Cash and cash equivalents	21	10	205	(10)	(21)
Other receivables	39	19	387	(19)	(39)
Trade payables	(2)	(1)	(18)	1	2
Other payables	(10)	(5)	(99)	5	10
Post-employment benefits	(9)	(5)	(91)	5	9
Total	38	19	384	(19)	(38)

The table shows the items sensitive to the NIS rate of exchange. The fair value of the components recognized in the balance sheet is estimated at $384,000 as of September 30, 2015.

Sensitivity to Changes in EUR Exchange Rate (in Thousands of Dollars)

As of the Report Date, there are EUR balances deriving from the following items:

	Changes in Fair Value		Fair Value	Changes in Fair Value
	10%	5%		-5%	-10%
Cash and cash equivalents	23	11	225	(11)	(23)
Trade payables	(10)	(5)	(98)	5	10
Total	13	6	127	(6)	(13)

Report of the Board of Directors, September 2015

The table shows the items sensitive to the EUR rate of exchange. The fair value of the components recognized in the balance sheet is estimated at $127,000 as of September 30, 2015.

Sensitivity to Changes in GBP Exchange Rate (in Thousands of Dollars)

As of the Report Date, there are pound sterling balances deriving from the following items:

	Changes in Fair Value		Fair Value	Changes in Fair Value
	10%	5%		-5%	-10%
Cash and cash equivalents	27	14	270	(14)	(27)
Trade payables	(17)	(8)	(167)	8	17
Other payables	(1)	(1)	(12)	1	1
Total	9	5	91	(5)	(9)

The table shows the items sensitive to the GBP rate of exchange. The fair value of the components recognized in the balance sheet is estimated at $91,000 as of September 30, 2015.

Report of the Board of Directors, September 2015

3.	Part Three – Aspects of Corporate Governance – Financial Statements Approval Process

Financial Statements Examination Committee: the members of the Financial Statements Examination Committee are Audit Committee members Moran Sherf-Blau, Alain Zeitoun, Phillip Serlin, with the Committee chair being Moran Sherf-Blau. A majority of the members of the Financial Statements Examination Committee have stated that they have the ability to read and understand financial statements. For further details regarding the committee members see Regulation 26 of Chapter D of the 2014 Periodic Report.

On November 26, 2015, the Financial Statements Examination Committee held a meeting in which the Committee members discussed the Company’s Financial Statements and touched upon the following subjects: value assessments, including the assumptions and estimates at their basis, on which the Financial Statements data is based; the estimates and evaluations made pursuant to the Financial Statements; discussion of the Company’s Financial Statements; internal controls pertaining to financial reporting; the completeness and propriety of disclosure in the Financial Statements; the accounting policies adopted and the accounting treatment applied to material Group issues; and the Company’s projected cash flow. Within the framework of the Committee, the Committee members examined the assessments an estimated made regarding the Financial Statements, the internal controls connected to financial reporting, the integrity and propriety of disclosure given in the Financial Statements. The Company’s CFO gave a review to the Committee members of the accounting policy adopted and accounting treatment implemented regarding the Company's material issues. In addition, the Committee discussed valuation assessments made in the Financial Statements (if such were made) and on which data in the Financial Statements is based as well as the Company’s projected cash flow.

Taking part in the Committee meeting were external directors Moran Sherf-Blau, Alain Zeitoun and Phillip Serlin, Isaac Israel, Company CEO, Simcha Rock, Company CFO, Anat Zimmet Adv., Legal Counsel, Avraham Ben-Tzvi Adv., Legal Counsel, the auditing accountants and the Company’s external legal counsel.

Report of the Board of Directors, September 2015

Board of Directors: on November 30, 2015 the Committee provided the Company Board of Directors with its recommendations on the approval of the Financial Statements. The Committee members decided to recommend that the Company Board of Directors approve the Company’s Financial Statements. On November 30, 2015 the Company held a meeting of its Board of Directors, with the members of the Board attending: Isaac Israel, Simcha Rock, Phillip Serlin, Paul Waymack, Moran Sherf-Blau and Alain Zeitoun, and in addition, Avraham Ben-Tzvi Adv., the General Counsel, the auditing accountants and the Company’s external legal counsel. In its meeting, the Board reviewed the Financial Statements, the Company’s monetary results, valuation assessments, including the assumptions and estimates at their basis, on which the Financial Statements data is based; the estimates and evaluations made pursuant to the Financial Statements; internal controls pertaining to financial reporting; the completeness and propriety of disclosure in the Financial Statements and the accounting policy adopted and the accounting treatment applied to material Group issues, and data was presented on the Company’s activity compared to previous periods. Pursuant to the process of approving the Company’s Financial Statements by the Board of Directors, a draft of the Company’s Financial Statements and the Board of Directors Report was passed on to the members of the Board of Directors for study before the date of the meeting set for discussing the Statements. The Board members may approach Company management and the Company’s external accountants for clarifications on the Financial Statements while making corrections to the Financial Statements in light of remarks and questions from the Board members. In its meeting, the Board reviews the Company’s financial results, financial status and cash flows and presents data on the Company’s activity and comparisons with previous periods. A discussion is held in which Company management responds to the directors’ questions. In this discussion, the Company’s outside accountants are asked on issues connected to the Financial Statements. After this discussion, a vote is held to approve the Financial Statements. The Board of Directors discusses the recommendations from the committee on the approval of the Financial Statements. The Board of Directors estimates that the Committee’s recommendations were provided to the Board a reasonable period of time before the discussion by the Board of Directors. The Company Board of Directors decided to adopt the Committee’s recommendations.

Report of the Board of Directors, September 2015

Part Four – Disclosure Provisions with Regard to the Company’s Financial Reporting

4.	Accounting Estimates

In preparing the Financial Statements attached to this report, the following critical estimates were used:

4.1.	In accordance with the agreement with Dexcel as per Section 1.2.2 o Part A of the Periodic Report, in addition to the monetary compensation the Company will pay in return for Dexcel's services, the Company shall pay a sum of $1.5 million via the issue of shares in 3 batches worth $500,000 each. The first batch was issued at a price of 11.05 NIS per share and in total 157,783 regular shares were issued[8], the second batch was issued on May 14, 2015 according to a price of 3.359 NIS per share, in total issuing 597,511 regular shares and the additional batch will be issued upon passing the milestone set in the agreement, according to the average price of the share in the 45 days of trade prior to reaching the milestone. The Company estimated the target dates for passing the milestones and recognized research and development costs in the books in accordance with this estimate. For further details, see Section 1.22 of Part A of the periodic report.

4.2.	On May 14, 2015, the Company allocated, following the February 20, 2015 approval of the Board of Directors, in a private placement, 44,786 options for the purchase of 44,786 ordinary shares with no par value to Company service providers. Recording of the expense for the option was determined on the basis of a valuation the Company made the options referring to the period in which the options can be exercised.

4.3.	On March 30, 2015 the Company published a shelf offering report for the public offering of the Company’s securities. According to the tender results, 6,388 units were allocated including 6,388,000 regular Company shares, 24,913,200 options (Series 2) and 3,194,000 options (Series 3). The Company allocated value to each of the securities issued according to the value ratio of these securities as of March 31, 2015. Regarding the shares and options (Series 2) issued, closing rates were taken for March 31, 2015. Regarding options (Series 3), the value was taken calculated according to the Black and Scholes Formula according to the share price as of March 31, 2015. The Company options (Series 3) expired on April 30, 2015.

8 2,051,170 regular shares in accordance with a price of 0.85 NIS per share before capital unification.

Report of the Board of Directors, September 2015

4.4.	On September 25, 2015, the Company allocated, following the September 24, 2015 approval of the Board of Directors, in a private placement, 1,720,786 options for the purchase of 1,720,786 ordinary shares with no par value to lenders in the August 12, 2015 loan as detailed in 1.2.14 above. Recording of the expense for the option was determined on the basis of a valuation the Company made the options referring to the period in which the options can be exercised.

4.5.	Regarding the employment agreements of Company management Paul Waymack, Isaac Israel and Simcha Rock, the Company performed an actuarial calculation regarding necessary severance benefits in accordance with the agreements. For this estimate, the Company listed salary expenses against a liability in the database.

5.	Events Subsequent to the Balance Sheet Date

5.1.	On October 7, 2015 the Company announced the exercise of 16,000 Company options (Series 2) into 1,231 ordinary shares of the Company with no par value. For further details see the Company’s immediate report dated October 7, 2015 (reference number 2015-01-128976). The information appearing in this immediate report is incorporated herein by way of reference.

5.2.	On October 21, 2015, the Company announced that it had completed recruitment of the first 150 subjects for the drug trials on October 20, 2015. For further details see the Company’s immediate report dated October 21, 2015 (ref. 2015-01-138819). The information appearing in this immediate report is incorporated herein by way of reference.

5.3.	On October 27, 2017 the Company announced that on October 26, 2015 the Company Audit Committee and Board of Directors had approved their signature on a memorandum of understanding with Next Gen Biomed Ltd. (hereinafter: “Next Gen” and the “Memorandum of Understandings”, respectively), according to which the Company would purchase the activity of Dermifsor Ltd., a Next Gen subsidiary, in which Next Gen holds a 98.6% stake (hereinafter: “Dermifsor”), whether by purchasing all of Next Gen's holdings in Dermifsor, or whether by signing an exclusive license agreement regarding Dermifsor’s intellectual property, in return for a total of $1.2 million US (hereinafter: the “Proceeds”). The Company shall have the right, at its sole discretion, to convert all of the proceeds, or any part thereof, into regular Company shares with no notational value, at an amount not exceeding 2,296,450 ordinary shares of the Company with no par value each, which would constitute 15.1% of the Company’s issued and paid-up equity after the allocation (hereinafter: the “Conversion Shares”). In addition, Next Gen shall have the right to additional proceeds, in cash, subject to passing milestones, all as detailed in a final and binding agreement signed between the parties (hereinafter: the “Additional Proceeds”). The Company shall have the right, at its sole discretion, to convert the Additional Proceeds, or any part thereof, into additional ordinary shares of the Company with no par value (hereinafter: the “Additional Conversion Shares”), so long as in any event Next Gen shall not be allocated, along with the conversion shares, more than 2,578,753 ordinary shares of the Company, with no par value (the Additional Conversion Shares along with the Conversion shares: the “Allocated Securities”). The Allocated Securities shall be blocked for resale in accordance with the Securities Law, 1968 and resulting regulations and shall be voluntarily blocked form resale for a period of 24 months from their allocation by the Company. The Allocated Securities shall be assigned to a trustee decided upon by the parties as part of the binding agreement signed between the parties. The validity of the Memorandum of Understandings, the transactions described above and the binding agreement shall be subject to the approval of all of the parties’ authorized corporate bodies, including Dermifsor. The Memorandum of Understandings is non-binding and shall expire and become invalid on the earlier of the following dates: (a) three months from the signing of the Memorandum of Understanding, so long as no binding agreement has been signed between the parties by this date; or (b) receipt of written notice from Next Gen, no later than 30 days of signing the Memorandum of Understanding, according to which Next Gen has received a binding offer, in cash, from a third party, with terms that Next Gen management has decided are preferable than the terms of the Memorandum of Understandings, to purchase the activity of Dermifsor, which is not dependent on the buyer meeting various preconditions. Note that as of this report, the length of time denoted above has passed without the receipt of any offer from a third party under the terms denoted above, and therefore the parties are progressing according to the original business outline. For further details see the Company’s immediate report dated October 27, 2015 (ref. 2015-01-142617). The information appearing in this immediate report is incorporated herein by way of reference.

Report of the Board of Directors, September 2015

5.4.	On November 5, 2015, the Company announced that it had completed treatment of the first 152 subjects for the drug trials on November 4, 2015. For further details see the Company’s immediate report dated November 5, 2015 (reference number 2015-01-1495475). The information appearing in this immediate report is incorporated herein by way of reference.

5.5.	The Company issued a capital market presentation on November 8, 2015 (reference no. 2015-01-150150). For details see the Company’s immediate report dated November 8, 2015 (reference number 2015-01-150150). The information appearing in this immediate report is incorporated herein by way of reference.

Report of the Board of Directors, September 2015

5.6.	On November 10, 2015 the Company announced, following the transaction for the purchase of shares of its subsidiary from the subsidiary's shareholders, including JPW PCH LLC[9] (hereinafter: the “Shareholders” and the “Purchase Transaction”), respectively), completed on July 11, 2013 (hereinafter: the “Completion Date”), as described in Section 1.2.2 of Part A of the Periodic Report, it was decided that if the Company passes, within 28 months of the completion date, meaning by November 11, 2015 (hereinafter: the “Milestone Date”) the milestone (as defined below), the Company would allocate 1,379,060 additional ordinary shares of the Company[10] to the Shareholders (hereinafter: the “Additional Shares”). The “Milestone” means the successful completion of the experiment, in such a manner that an analysis of the data can show a decrease in the blood pressure of patients using the drug at at least one half of the drop in blood pressure achieved through the use of Amlodipine only. As of this date, as of the publication of the interim results by the Committee, the Company cannot determine whether it has achieved the milestone. As a result, upon receiving the interim results the Company shall determine whether it has passed the milestone in question. If it turns out on the interim results publication date that the Company had met the milestone, the Company shall allocate the additional shares to the shareholders, within 14 days of receiving the interim, results. Furthermore, upon completing the purchase agreement, 20% of the Kitov stock capital was put in trust in the Company’s favor. According to the terms of the Purchase Transaction, on the milestone date, these shares will be transferred by the trustee to the Company, so that afterward the Company would hold 100% of the subsidiary’s issued and paid-up stock capital. For further details see the Company’s immediate report dated November 10, 2015 (reference number 2015-01-152769). The information appearing in this immediate report is incorporated herein by way of reference.

The above information regarding the trials, the Committee's recommendations and the timetables described above, constitute forward-looking information as defined in the Securities Law, 1968, based on the information known by the Company on that date as well as on estimates and projections, the realization of which depends among other things on factors not under the Group's control, including delays in data analysis, which may have a material impact on the Company.

9A foreign company owned by Dr. Paul Waymack (51%) and Dr. Peter Hoyle (49%). As of this report, Dr. Paul Waymack serves as the Chairman of the Company Board of Directors.

10 Before capital unification: 17,927,776 regular shares

Report of the Board of Directors, September 2015

5.7.	On November 17, 2015 the Company announced that on November 16, 2015 test data was provided for 152 subjects of the Company's Phase II clinical trials, along with an initial statistical analysis, to the DMC committee, which will examine the data. The Company does not have and will not have access to this data until the test is completed by the Committee. The interim results are expected to be published by the Company by December 15, 2015. For details see the immediate report dated November 17, 2015 (reference number 2015-01-156534). The information appearing in this immediate report is incorporated herein by way of reference.

5.8.	On November 18, 2015 the Company announced that, following the Company’s September 28, 2015 immediate report (reference number: 2015-01-125436), on November 17, 2015 the Company had publically submitted to the U.S. Securities and Exchange Commission an amendment to a document for listing the Company’s American Depository Shares in the United States, which includes an amendment to the draft prospectus regarding a possible public offering of these securities in the United States. The document may be studied on the U.S. S.E.C. website at www.sec.gov. For further details see the immediate report dated November 18, 2015 (reference number 2015-01-157557). The information appearing in this immediate report is incorporated herein by way of reference.

5.9.	On November 22, 2015, following the immediate reports from September 15, 2015 (reference number 2015-01-119583), from September 28, 2015 (reference number 2015-01-125436) and November 18, 2015 (reference number 2015-01-157557), the Company announced, in the matter of the initial offering of Company securities in the United States (hereinafter: the “Offering”) that on November 20, 2015 an underwriting agreement had been signed between the Company and American underwriters Rodman & Renshaw, a unit of H.C. Wainwright & Co., and Joseph Gunnar & Co., LLC (hereinafter: “the Underwriters”), according to which the Underwriters undertake to purchase 3,158,900 American Depository Shares (each ADS represents 20 regular Company shares with no notational value) (hereinafter: “ADSs”), and 3,158,900 option warrants tradable on the NASDAQ, for the purchase of 3,158,900 ADSs (each option allows the purchase of one ADS) (hereinafter: the “Options”), at a public price of $4.13 US (hereinafter: the “Offering Price”) per unit of one ADS and one Option. Each Option can be exercised in a five year period, with an exercise bonus of US$4.13 per option.

In addition, the Company undertook to grant the underwriters an option exercisable within 45 days from signing the underwriting agreement to purchase up to 473,835 ADSs at the Offering Price and/or an additional 473,835 options to purchase 473,835 Company ADSs and at the same terms as the options. These will be sold to the public at the Offering Price, for excess allocation to the underwriters, if such exists.

Report of the Board of Directors, September 2015

Furthermore, the Company undertook to allocate 157,945 non-tradable options to the underwriters to purchase 157,945 ADSs (hereinafter: “Underwriter Options”), with each Underwriter Option convertible into one ADS, at an exercise price of $4.956 US for each Underwriters Option and under the same conditions as the options issued the public.

The underwriting document referring to the offering of the Company’s shares in the U.S. was declared effective by the SEC.

In addition, the Company reported that over the course of the week after the report to the SEC, it would submit a final prospectus for the offering in question. The registration document ad the final prospectus, after it’s filed, may be studied on the SEC website at www.sec.gov.

Commencing November 20, 2015 the Company's securities, as described above, began trading on the Nasdaq Capital Market under “KTOV” “KTOVW”. For further details see the immediate report dated November 22, 2015 (reference number 2015-01-159543). The information appearing in this immediate report is incorporated herein by way of reference.

5.10.	On November 23, 2015 the Company published an update to the Securities Register of the Company and changes therein following the issue of the Company’s securities to the public in the United States as reported by the Company on November 22, 2015, reference number 2015-01-159543) (references number 2015-01-161481 and 2015-01-161484). The information appearing in this immediate report is incorporated herein by way of reference.

5.11.	On November 24, 2015 the Tel Aviv Stock Exchange approved the registration of tradable securities deriving from the Company’s public securities offering in the United States.

Report of the Board of Directors, September 2015

6.	Events and Updates to the Periodic Report in Accordance with Section 39 of the Securities Regulations (Periodic and Immediate Reports), 1970.

6.1.	There are drugs for lowering blood pressure on the market from various groups, the primary of which are drugs that feature materials that inhibit the action of the ACE enzyme (ACE Inhibitors), drugs from the thiazide group, drugs that contain calcium channel blockers, which is the active material used for reducing blood pressure featured in the Company’s KIT-302 product, drugs that contain beta blockers, as well as angiotensin II receptor antagonistic drugs. Following Section 1.8.3.2 of Part A of the 2011 periodic report, the FDA published a safety message according to which simultaneous treatment of NSAIDs (which contain COX-2 inhibitors), which is the he active pain reduction material contained in the Company’s product KIT-302, along with ACE inhibitors, or with angiotensin II receptor antagonistic drugs, might harm kidney function and the NSAIDs may even reduce the influence of blood pressure reduction.

The FDA has not issued a similar safety notice regarding the combination with the active component used to reduce blood pressure of the calcium channel blockers type, which is included in the Company’s KIT-302 product.

6.2.	In accordance with Section 1.10.5.2.d of Part A of the Periodic Report, in order to conduct the Company’s Phase III clinical trials, the Company is entering into an agreement, through Java Clinical Research Limited, with subcontractors such as Penn Pharmaceuticals Services Ltd., Sterling Pharmaceuticals Services LLC, DABL Limited and medical centers, including Celerion GB Limited, Synexus Clinical Research Limited, Barts Health NHS Trust, Sequani Limited (Aspect) Clinical). As of this report, the Company is continuing to act to end its engagement with Synexus Clinical Research Limited and has entered into agreements with additional medical centers – Medicines Evaluation Unit Limited, Oldfield Surgery and Rowden Surgery.

6.3.	Further to Section 1.16.7.2 of the Periodic Report according to which the Company has entered into an agreement with a consultation company to receive consultation services in the capital market, in return for the consultation services the Company will pay the consultation company a monthly salary an commission of 2.5% of any sum the Company raised in the agreement period, in capital or in debt from third parties, with the exception of money raised from interested party. The consulting company waived the commission from the U.S. offering described in section 5.9 above, if this takes place, and shall not be entitled to a commission for the offering in the United States. In lieu of this commission, inasmuch as the U.S. offering is completed, the Company shall pay the consulting company for the services it provided the Company in connection with the U.S. offering as of that date a total of $245,000 USD.

Report of the Board of Directors, September 2015

6.4.	On November 26, 2015, the Company announced the closing of its initial public offering (hereinafter this paragraph: the “Offering”) of 3,158,900 American Depository Shares (ADSs), each ADS representing 20 ordinary shares of the Company (hereinafter: “ADSs”), and 3,158,900 warrants to purchase up to 3,158,900 ADSs (hereinafter this paragraph: the “Warrants”). The ADSs and Warrants were issued in a units of one ADS and one warrant to purchase one ADS for a combined price to the public of $4.13 (hereinafter: the “Offering Price”). . The Warrants have a per ADS exercise price of $4.13, are exercisable immediately, and will have a term of five years.

The gross proceeds to from this offering were 13,046 million US dollars, prior to deducting underwriting fees and other offering expenses.

In addition, the Company undertook to grant the underwriters a 45-day option to purchase up to an additional 473,835 ADSs and/or warrants to purchase an additional 473,835 ADSs, to cover over-allotments, if any, at the same terms and conditions public offering. As of the date of this report the underwriters partially exercised their option to purchase an additional 220,074 warrants to purchase 220,074 ADSs.

Furthermore, the Company reported that it allocated 157,945 options to the underwriters to purchase 157,945 ADSs (hereinafter: “Underwriter Options”), with each Underwriter Option convertible into one ADS, at an exercise price of US$4.956 US for each Underwriter Option and under the same conditions as the options issued the public.

Paul Waymack Chairman of the Board of Directors	Isaac Israel, CEO

November 30, 2015

Report of the Board of Directors, September 2015

Executive Statements in Accordance with Regulation 38.c.(d).(2) of the Securities

Regulations (Periodic and Immediate Reports):

CEO’s Statement

I, Isaac Israel, do hereby state that:

1.	I have studied the quarterly reports of Kitov Pharma Holdings Ltd. (hereinafter: “the Company”) for the third quarter of 2015 (hereinafter: “the Reports”).

2.	To the best of my knowledge, the Reports do not contain any untrue statement of a material fact nor omit to state a material fact necessary so that the exhibits included therein, in light of the circumstances under which such exhibits were made, will not be misleading with respect to the reported period.

3.	To the best of my knowledge the Financial Statements and any other financial information included in the Reports, adequately reflect, in all material aspects, the financial standing, operating results and cash flows of the Company for the dates and periods referred to in the Reports;

4.	I have revealed to the Company’s Auditing Accountant, to the Board of Directors and to the Company Board of Directors’ Audit and Financial Statements Committee any fraud, material or not, involving the CEO or his direct subordinates or other employees who have a significant role in internal controls over financial reporting and disclosure;

The above does not detract from my responsibility or the responsibility of any other person according to the law.

November 30, 2015
Date	Isaac Israel, CEO

Report of the Board of Directors, September 2015

Executive Statements in Accordance with Regulation 38.c.(d).(2) of the Securities Regulations
(Periodic and Immediate Reports):

Statement of the Most Senior Executive from the Field of Finance

I, Simcha Rock, do hereby state that:

1.	I have studied the quarterly reports and other financial information included in the interim statements of Kitov Pharma Holdings Ltd. (hereinafter: “the Company”) for the third quarter of 2015 (hereinafter: “the Reports” or “the Interim Statements”).

2.	To the best of my knowledge, the Interim Financial Statements and other financial information included in these interim reports do not contain any material misrepresentations of any material fact, nor omit to state a material fact necessary so that the exhibits included therein, in light of the circumstances under which such exhibits were made, will not be misleading with respect to the reported period;

3.	To the best of my knowledge, the Interim Financial Statements and any other financial information included in the Interim Reports adequately reflect, in all material aspects, the financial standing, operating results and cash flows of the Company for the dates and periods referred to in the Statements;

4.	I have revealed to the Company’s Auditing Accountant, to the Board of Directors and to the Company Board of Directors’ Audit and Financial Statements Committee any fraud, material or not, involving the CEO or his direct subordinates or other employees who have a significant role in internal controls of financial reporting and disclosure;

The above does not detract from my responsibility or the responsibility of any other person according to the law.

November 30, 2015
Date	Simcha Rock, Chief Financial Officer

Report of the Board of Directors, September 2015